UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

COMMISSION FILE NUMBER 001-38455

MorphoSys AG

Semmelweisstrasse 7
82152 Planegg
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On November 30, 2023, MorphoSys AG (the “Company”) published four notifications of major holdings. One from The Goldman Sachs Group, LTD, one from Yue Tang, one from Kynam Global Healthcare Offshore Fund, LTD and one from JPMorgan Chase & Co.

Exhibits

99.1    Notification of Major Holdings from The Goldman Sachs Group, LTD
99.2    Notification of Major Holdings from Yue Tang
99.3    Notification of Major Holdings from Kynam Global Healthcare Offshore Fund, LTD
99.4    Notification of Major Holdings from JPMorgan Chase & Co

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

    MORPHOSYS AG (Registrant)

Date: November 30, 2023     By:    /s/ i.A. Inge Altinger-Ralle
        Name: Inge Altinger-Ralle
        Title:    Specialist Corporate Publishing

    By:    /s/ i.A. Robert Mayer
        Name: Robert Mayer
        Title:    Director Investor Relations